UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

AmeriServ Financial, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

03074A102

(CUSIP Number)

J. ABBOTT R. COOPER

DRIVER MANAGEMENT COMPANY LLC

1266 East Main Street

Suite 700R

Stamford, CT 06902

(646) 360-0791

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 8, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03074A102

1	NAME OF REPORTING PERSON

Driver Opportunity Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		273,314
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

273,314
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

273,314
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 03074A102

1	NAME OF REPORTING PERSON

Driver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		273,314
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

273,314
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

273,314
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 03074A102

1	NAME OF REPORTING PERSON

J. Abbott R. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		273,314
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

273,314
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

273,314
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 03074A102

1	NAME OF REPORTING PERSON

Julius D. Rudolph
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 03074A102

1	NAME OF REPORTING PERSON

Brandon L. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 03074A102

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

 Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Partnership were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 273,314 Shares beneficially owned directly by Partnership is approximately $1,004,869, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 8, 2023, Driver's relationship with the separately managed accounts (the “SMAs”) terminated. As a result, Driver no longer retains voting or dispositive power with respect to any of the securities that were held in the SMAs, including the 1,276,919 Shares of the Issuer that were held therein. Accordingly, Driver no longer beneficially owns any of the Shares that were held in the SMAs.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

(a)       Unless otherwise indicated, percentage interest calculations for each Reporting Person are based upon the Issuer having 17,147,270 Shares outstanding as of May 1, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2023.

Partnership

As of the date hereof, the aggregate number of Shares that Partnership owns beneficially pursuant to Rule 13d-3 of the Act is 273,314 Shares, which constitutes approximately 1.6% of the outstanding Shares.

Driver

As the general partner of Partnership, Driver may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the 273,314 Shares owned by Partnership, which constitutes approximately 1.6% of the outstanding Shares. Driver disclaims beneficial ownership of any Shares owned by Partnership except to the extent of its pecuniary interest therein.

Mr. Cooper

As the controlling person of Driver, Mr. Cooper may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 273,314 Shares, which constitutes approximately 1.6% of the outstanding Shares. Mr. Cooper disclaims beneficial ownership of any Shares held by Partnership except to the extent of his pecuniary interest therein.

7

CUSIP No. 03074A102

(b)       Partnership has the power to vote or direct the vote of, and to dispose or direct the disposition of the Shares owned directly by it.

Driver, as the general partner of Partnership, has the power to vote or direct the vote of, and to dispose or direct the disposition of the Shares owned directly by Partnership.

Mr. Cooper, as the controlling person of Driver, may be deemed to have sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by Partnership.

(c)       Other than as described in Item 4, Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market unless otherwise noted.

(e)       As of August 8, 2023, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

8

CUSIP No. 03074A102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2023

Driver Opportunity Partners I LP

By:	Driver Management Company LLC
its general partner

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

/s/ J. Abbott R. Cooper
J. Abbott R. Cooper Individually and as attorney-in-fact for Julius D. Rudolph and Brandon L. Simmons

9

CUSIP No. 03074A102

SCHEDULE A

Transactions in the Shares of the Issuer During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Driver Opportunity Partners I LP

Purchase of Common Stock	38,588	2.7369	07/20/2023
Purchase of Common Stock	735	2.9000	07/24/2023
Purchase of Common Stock	21,565	2.9410	07/25/2023
Purchase of Common Stock	3,972	3.2419	07/26/2023
Purchase of Common Stock	3,328	3.2500	07/27/2023
Purchase of Common Stock	65	3.2500	07/31/2023
Purchase of Common Stock	3,061	3.2500	08/03/2023
Purchase of Common Stock	1,000	3.1890	08/08/2023